Filed by The Mead Corporation
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934
                                        Subject Company:  The Mead Corporation
                                                    Commission File No. 1-2267

The following is a transcript of an analyst presentation given by The Mead Corporation and Westvaco Corporation on November 2, 2001:

                               MEAD CORPORATION

                            Moderator: Jerry Tatar
                               November 2, 2001
                                10:00 a.m. EST

Mark Pomerleau:        While you're all getting settled let me just make a few
                       introductory remarks. I'm Mark Pomerleau, Investor
                       Relations Director at Mead and welcome to our meeting this morning. I also want to remind you that our audience is larger than just New York. This meeting is being made available by access by telephone as well as on the web sites of both Mead and Westvaco. This meeting though was scheduled originally about six months ago for November 2 and following the announcement of the proposed merger between Mead and Westvaco we thought it was entirely appropriate to hold it today as a joint meeting. And the focus of the meeting will be on the merger to discuss the merger itself. We will not really be focusing on the current business of the current quarter, the fourth quarter for Mead, which is underway. Or the fourth quarter for Westvaco, which ended earlier this week and will be reported on later this month.

                       I also want to remind you that today's discussion will include some forward-looking statements and actual results often differ. And I would just direct you to the filed materials on both companies, the 10Q's and the 10K's, the S4 and other filings with the SEC, for a list of factors that can affect conditions going forward. So let me introduce Jerry Tatar and John Luke they'll do a period of discussion and then we'll open the floor for questions. Jerry?

Jerry Tatar:           OK. Thank you very much Mark. Good morning everybody
                       and thank you all for joining taking time out of your busy schedules to be with us. It's been about a little over two months since John and I announced the initiative between Mead and Westvaco and as you might remember we were very excited two months ago and the thing I can tell you without any doubts is that we are more excited today. And John and I have spent a lot of time together in the last couple months and we've spent time visiting investors and we've had a lot of one-on-one discussions with investors. We've spent a lot of time visiting employees from both of our companies and very importantly we have spent a lot of time with teams that we have put together. Integration teams who are---who as we sit here are off working on putting the plans together to take the concepts that John and I feel so strongly about and turn them into very specific action plans that we'll be ready to go with when we get final approval on the merger.

                       So it's been a very interesting couple of months and we've enjoyed a lot and we still have a lot of work to do. What we'd like to do today is we're---many of you have heard the general story but we're going to go through it a little bit one more time. We'll just try to hit the highlights though, because we've known you've heard many of the details of this. And then we're going to give you some of our initial impressions. We've been working on this together now for two months and so we'll talk about some of the things we've seen and why we actually feel even more positive today than we did down the road. And---and then we'll try to end with your questions, which may be the most important part. Because the one thing we want to do when you walk out of here if there's anything on your mind, we'd like to know about it and we'd like to have a chance to respond to your questions.

                       So I'm going to get started. John and I are going to bounce back and forth here, so let me just kind of get started. This is a slide that we've been using which basically describes why we're here. And so I'll just kind of maybe give---this is the basic summary slide. We are here because we think we are going to create one marvelous new enterprise. An enterprise, a company that is characterized by the markets that we choose to serve that we are going to be in strong market position. We will be leaders in the markets that we're talking about, the basic, the core markets. Many of these markets we're going to have a global reach in where facilities matter. This company is going to have some of the most world class, cost effective facilities in the world. And it's really been great to go visit some of these facilities because you are talking about just world class type of cost structures at many of our combined facilities.

                       You're talking about businesses that basically have a value added tinge to them. And the reason that's important is because we can say---we think we can turn that value-added position into sustainable, good solid return. Because many of our businesses we can take advantage of creativity, innovation, product development, and in things that we think that we're good at, that when we come together we'll be better at. In addition, that they are the kind of things that characterize good, solid financial returns.

                       So when you cut through all this from the very one that John and I started talking about this, our reason for doing this is that we can create a company that can live up to a promise that has been made maybe many times in this industry. And maybe not fulfilled that often but in this case we think we can generate and develop a company that can make above cost of capital returns on a sustainable basis. And we'll have the portfolio businesses and the skills and the infrastructure to allow us to do this.

                       Now, there are some additional pluses out of all this. And one of them is that right out of the gate we can get some significant cost savings. And we'll come back to this but we---when we announced this we said we can get $325 million, no funny money, it's all cash costs, I'll show--we'll show that to you again later. And as I said, right now that's where much of our effort between the integral---in the integration team is focused. To come up with a plan, the best cost structure, the best organizational structure, the best processes, the best suppliers and providers and goods and services. And we have people working on that today to make sure that this 325 becomes a reality.

                       In addition, because we're doing this as a merger of equals we have a very nice plus which is the day we do this we are in very good financial position. We are not burdened with a great deal of debt. We are not burdened with a lot of diluted shares. We have good financial position right out of the start and it will get better because we believe that we can reduce our capital spending, we believe we that we can reduce our working capital needs, and we will be monetizing some of our assets. And so from a very good start, over time the financial position will even get better. So we think it's a very compelling story, a great reason for us to come together.

                       And the last bullet on there is very important. There are a lot of good stories out there in industry but sometimes they don't come to fruition. And the reason they most often don't is because the people can't get it done. But what we've really seen in these last two months has been very, very, very encouraging because the---we know we have the skills and the management---the combined management teams but the thing that has been great to watch is the chemistry among the people. In addition, it's very positive and very much in line what we've got to talk about.

                       So that is the high level story and we'd like now to take a little bit of time to step through that and then we'll turn to your questions.

                       This is the transaction summary, I'm not going to dwell on this slide. You know how we set up the deal so that both sets of shareholders could look at this and say, "Hey we're being treated equally." We think we've done it with this particular equation. This is the 50-foot, 50,000-foot level of the portfolio. Four major segments: packaging segments will be the largest. But coated paper segment and the specialty paper segment and the carbonless segment, which is all rolled in to that paper area, is also going to be very substantial. And then we'll have two other legs to this stool and that is the consumer and office product segment and the specialty chemical segment. And they fit that---that vision that I was talking about earlier. They are the kind of businesses that we have strong market positions, great opportunities for organic growth on a creativity and innovations and can make very good returns on a sustainable basis for the foreseeable future.

                       So we think we have a good portfolio to start with and what I'd like to do is turn this over to John to kind of lead you through this. And as you can see he's got a big smile on his face and that's because he's happy about this deal but he's the biggest Yankee fan I've run into. So I know he enjoyed the last two nights. John, I'll turn it over to you.

John Luke:             Waiting until the 12th 13th inning is always tough for
                       a lot of reasons. As Jerry said, this is the platform we're very, very excited about the platform. It is all about generating improved quality of earnings, improved levels of returns, and doing so by establishing and really building on leadership position in attractive, growing, and global markets.

                       As Jerry indicated, and as most of you know, the largest of the segments is going to be packaging. A few comments about this. What we're doing here is combining two market leading businesses to create what we are absolutely convinced will be the unquestioned leader in high-end packaging on a global scale. What businesses are we combining, complementary businesses. Westvaco's bleach board needs CNK. Westvaco's high-end focused consumer packaging, media and entertainment, pharmaceutical and health care, cosmetics and personal care in the high-end of the broad consumer packaging market needs leading market leading and global beverage carrier---beverage packaging business that fits very nicely and is largely---roughly 65 percent integrated with its coated paperboard production.

                       We've got efficiency in the platform. We have got increasing globalization with packaging businesses in Europe. Mead has operations in Asia. Moreover, of course we have a good, strong platform at Westvaco in Brazil. And we're looking at some very, very efficient platform. Jerry alluded to this earlier, while the focus is on markets and on generating returns, we have a very strong base on which to do that. By our count we have five of the roughly seven, perhaps eight most efficient paper board making machines in the world at Westvaco's mill in Covington, VA, Evadale, TX, and Mart in Alabama. So we've got a heck of a platform on which to build a very, very strong and cost efficient business.

                       And I would note as we highlight here that we see tremendous opportunity as well for cross selling. We are constrained right now as many of you know and can appreciate until we close this transaction from comparing notes on customers. But just by looking around we see a tremendous amount of opportunity for sharing knowledge that will both enhance the revenue profile as well as improve the cost efficiency of our distribution assessments. And I would note as well that it is all supported by a real bias toward innovation.

                       Paper. The second largest platform. Here we are going to create what we feel will be, again, an unquestioned new leader. We will have a broad product line something that Westvaco was lacking. And this solves that issue. We will be the second largest producer in North America and with the changes we anticipate making, it will be increasingly talking about, we will be without question, the most efficient producer. We have strong customer relationships through both companies, direct contact with---relationships with customers as well as Mead's merchant sales arm, which will enable some of Westvaco's distribution requirements to be enhanced as well.

                       And underpinning all of this as we move up the quality chain is a substantial opportunity for cost elimination through shutting down older, less efficient equipment. And in the process, optimizing the balance of the mill system platform ensuring that we are producing for optimal results, the right grades at the right mills, on the right schedules. So we see substantial opportunity and we'll come back to this a little bit later as we talk about the synergies.

                       The third segment of the business is consumer and office products. This is a very attractive, growing, and profitable business for Mead. I will ask Jerry just to offer a few thoughts on that before coming back and talking about Westvaco's chemical business.

J. Tatar:              OK. John, thank you. Actually, as you notice this is a
                       pleasure to talk about. You've been watching Mead's returns for this year, the consumer and office products is just---the area is just having an outstanding year.
                       And those that have followed Mead kind of know our story. For a long time we were the leader in school products and about two years ago we made a major acquisition, called AT-A-GLANCE, that brought us into the time management area. We had a very crisp plan in mind when we did that. We had a very strong position in mass merchandising, AT-A-GLANCE was the leader in time management, had a very strong position in the office stationer channels.

                       We thought by bringing these two companies together we would have a very strong market position. We would get extra shelf space. We would be able to do some cross-selling between the two channels that we had strength in and we'd be able merge the two organizations to get some cost out and get the best people in place. And the story has been a great success, we're having a record year this year and we have a lot of neat products in the pipeline for next year. It is in place again, where you can use creativity and innovation and turn it into real money. So it is a segment that's going to be pushing---be pushing a billion dollars.

                       One thing as you know Westvaco has an envelope business. We have not decided exactly how to deal with that yet, but we're taking a strong look to see if that envelope business can be brought in with the consumer and office products. Develop some synergies to make that work. We haven't figured that out yet, we're working on it at the moment, but it is another possible potential plus to this whole thing. It is a very strong business with a very good history.

                       Next business you're going to see up there is specialty chemical business that Westvaco has nurtured over time and I'm going to turn this back to John. But I will tell you one thing, I went with John on a trip to visit Covington and we there to see the bleach board facilities, but right in the middle of the facility is this great chemical---a little chemical plant, which starts with sawdust, a big pile of sawdust, goes through some black box and out comes something that they can sell for $3.25 a pound and I said, "I don't understand what goes ---what goes on in that black box but I like this business a lot." And John has been trying to teach me but I think I'll turn it back to him.

J. Luke: Jerry, thanks very much. Before jumping back to the sawdust, I would note the other thing that I have learned in part by learning about Mead's consumer and office products business. But also, very importantly by doing some of my own market research at home with the kids is that in the consumer and office product segment of the market place, particularly the school supplies, Mead name is very, very powerful. And within the Luke household this transaction is taken on an interest that probably nothing else that I have done professionally over the last 10 or 15 years has and it's all because of this stuff. And while there may be a bit more magic that goes into making carbon than a notebook, this notebook, I was commenting to a group in Boston yesterday as I had it in my hand, goes for about $4 bucks and that's pretty good price relative to the cost. And I'm sure that is required to put it together.

                       Jerry mentioned carbon. Our specialty chemical business as we've talked with many of you over time, is a very, very attractive business. It is one that has been somewhat stable in terms of its revenue profile but it is a business that we see having tremendous opportunity to grow. It is global, it is niche market, and I will discuss it a bit more in a moment. I think the---one way to look at it is that we've been able to, over the years, take spent by-products of the forest products industry. And largely the pulp and paper making process and use them very, very efficiently. And in doing so, applying research both in our processes and in our products, understanding our markets to develop these niche products that can be sold for very attractive returns.

                       Sawdust to carbon is pretty good way to start. I think it's probably about 5 years or so ago the sawmills around Covington, VA that were always glad to have us take away their waste sawdust from the mills. Finally realized that we were turning it into black gold as it was and they began to charge us a bit more. But fortunately with what we were able to do in our products, largely related to serving the automotive market. We were able to continually improve the margins that we were generating on products being sold to Detroit.

                       As you know, this product is used for controlling automotive emissions, we have virtually 100 percent of the market in North America growing a share of the automotive emission control market on a global basis and we would expect to continue to build. There really is no viable competition given the level that our folks have been able to establish in terms of performance and quality. And there are other markets like that whether it is in producing asphalt emulsifiers, printing ink resins, and the like. I mention each of these markets is global, they're growing, and they have very attractive double-digit returns.

                       We would expect as we survey the landscape to enhance this business through select investment to support organic growth and we also see an opportunity given some of the restructuring that is taking place in our market place today. To selectively acquire small operations that would round out our manufacturing platform and our go to market profile. Do we want to buy all of IP's Arizona business? Or, all of GP's chemical business? No. But if there are select portions of those businesses that might support our business, absolutely we do.

                       A business that is also very important to the combined company is our forestry segment. And together we will have 3.5 million acres of land, largely in the Southeastern United States. But also with not in substantial acreage in the Northeast and in the upper Mid-West. We see substantial opportunity to revisit how these lands are managed; we're exploring actively managing them as a profit center, which is the manner in which Westvaco has been managing its lands over time.

                       We see a strong opportunity to apply a broad discipline and productivity enhancement building on research that both companies have engaged in and its proven Westvaco's case in the Southeast to be particularly effective. And we see with the possibility to overlap at a very concerted effort to be disciplined in determining what land is strategic and what land is non-strategic to engage in proactive, monetization sale of timberlands over the next 12, 24, 36 months.

                       This is going to be a very powerful platform. One that has substantial opportunity for optimization, for cost efficiency, and for the support of leading market positions. It is one that we think can really redefine the landscape in this industry and do exactly what Jerry said, generate substantial---substantially improved returns and do so on a much more stable basis as we go forward.

                       Coming out of the box, we have with the announcement identified $325 million in operating synergies, as Jerry outlined, and as many of you've heard before, these are hard cash savings. And as Jerry will describe, we are absolutely committed to achieving these savings and doing our level best to exceed the timeline we have set for ourselves. And having done that to both exceed the absolute dollar level that we had targeted and the timeline as well. So Jerry why don't you pick it up and talk from here.

J. Tatar:              OK.  Thank you John.

J. Luke:               Sure.

J. Tatar:              And we'll get John back up here to talk about some of
                       the impressions we've had in these first couple of months. But what you just heard from myself in summary and then John in detail here is really why we're here.
                       This---this the four segments that you talked about, we believe are the---give us the ability to create a business that really can make strong returns over time.
                       But there are some nice pluses to this and a big one to get started with and to make sure that we have the full credibility of our organizations in the outside world are these----are these synergies.

                       Let me just go over how we did this. John and I talked a lot about the concepts, why we wanted to do this, bring this together. But in the three or four weeks before we announced this we bought our senior management teams together, made them part of this whole thing and asked them to get some skin in the game and help us try to quantify what were thought we could do. And they worked very well, very---they worked terrific together. And so when we announced this we said, "Look, we'll put this stake in the ground, $325 million will do it. Cash costs will do it within two years." We also added that we know we can reduce capital spending, we just weren't ready to quantify it yet. We knew we could reduce working capital, we weren't ready to quantify it.

                       We also knew that the other kind of synergies the ones that John alluded to, those ones that are a little less---more difficult to quantify at this moment. Maybe deal at more markets etc. and we said we're going to go after those things too, we're just not ready to quantify it. So on this list up here, lists all those possibilities. And as I said, we now have and have had for some weeks now. We have a steering committee for integration in place; we have teams that are made up of members from both Westvaco and Mead working on each of these items. And we fully expect by the time we reach the official merger that we will have most of this groundwork down. There are few limits on what we can do as far as some of the market things are concerned, legal limits. But notwithstanding that anything else that's doable we've got people working on.

                       Let's---let me show you what we---how we came up with this. This is the 325 and it's broken into four boxes here, paper, packaging, purchasing, and logistics, and corporate overhead, and IP. But there are basically three things in there. There is the elimination of duplication, which would show up in the corporate overhead line, the packaging line, and the paper line.

                       There is using leverage, which shows up in the purchasing area and the logistics area because we buy a lot of the same things and we ship over a lot of the same routes. And so we put some money in that box.

                       And then the third one is up in the paper area that really deals with optimization of the paper system. This is very straightforward; we're going to have some overlapping grades that we make. And so a machine that now makes grade A and B, we're going to focus it on grade A. And when you do that you'll get a lot more of grade A off of that machine and the same thing will happen on the other machine where we focus it on grade
                       B. And what we'll be able to do is shut down and take out of commission some of our older less cost-effective facility. And we'll do that and the equation we used was that we'll get the same amount of capacity off of a lot fewer machines and all that savings will drop to the bottom line and it's bodied in that.

                       And that's the concept, we did some preliminary work and then again we have a paper team together right now working on some of this material. So when we get the ground we'll have the detailed plans behind this and then probably on a quarterly basis when we show up at meetings we'll have another column and it'll show how we're doing against those---against those numbers. And we'll probably, I would assume, have added some rows about some other things that we can bring to the bottom line.

J. Tatar:              This is something that's very important to us. We have
                       our core businesses outlined. They---we believe very strongly that they fit this criteria, they have a strong strategic fit, they give us the chance to have good customer relationships and grow with those customers. And above all, as I said at the outset, we think that this combination can make good financial returns.

                       Now there are some parts of the combined company that we're going to take a look at because we're not sure how well they stack up against this criteria. John mentioned woodland; I've talked about paper. I mentioned the envelope before. We will also look at our sorted container board businesses and make sure they fit. And if they don't, we'll take action accordingly. And so early on in this process we'll be doing that work and we'll keep you all posted about how we see that thing transpiring. Certainly we'll do---we'll make these decisions within first 12 months.

J. Luke: Well we think we have well we believe very strongly we have is a cash generating machine when we get this thing rolling. Good returns, strong financial position, we'll monetize some of these assets, so we're going to be in very good position. What are we going to do down the road as this cash evolves? We basically are going to look in three directions. First off, we have decided we're going to keep the balance sheet in good shape. We are going to make sure that we maintain our financial flexibility and that we have an investment grade type balance sheet. And we feel very strongly we'll be able to do that.

                       We're going to be blessed because we don't think we're going to have spend a lot of capital. We certainly have no plans to build anything of any major significance. Our mills, as John indicated, are in very good shape both maintenance wise, environmentally and from a cost structure. So we think we can go through these first few years and capital spending can be at a fairly---a fairly low level. Right now our depreciation levels are about $700 million combined, this year together we'll spend about $550. We don't know exactly how far we can drive that down but we'll drive it down and we'll keep you posted as we make those kind of decisions.

                       We certainly feel free and would be able to make some targeted acquisitions. We'll continue to look in packaging, we'll continue to look at specialty paper, we'll continue to look at consumer and office products and specialty chemicals. We don't think in that---in that mix is any major, really large acquisitions. Now in terms of defining the acquisition size, I guess we could discuss this --- I certainly we don't see something that'd be a billion dollars plus. But we certainly could see acquisitions, $100 million here, $150 million there, $25 million there, $300 million there. If they make sense in those particular areas. So, we'll go about that just as Westvaco and Mead have done individually with great discipline.

                       On the paper side we certainly don't see anything there in the early parts of this. We're going to have our work cut out for us bringing the two businesses together to extract the synergies because as you saw, that's where a lot of the synergies are. Then we'll have our new vantagepoint and then we'll see what we need to next. But in the early parts of that we'll focus on paper and getting the---getting the integration complete.


J. Tatar:              And we still believe there's going to be opportunities
                       for cash usage and where we'll turn to is giving that money directly back to shareholders. Either through increased dividends or through share repurchases. And you know Mead has had a lot history of share repurchases, John and I have had many discussions about this. He's completely at ease with that's the right thing to do and doing and making investing in ourselves and that is where the quantification points us to, we will be glad to go through those kind of things. So that's kind of how we'll look at the world as we get this---get this thing underway.

                       So I've kind of come full circle. We feel the [unintelligible] business case is compelling. As we've been involved in this it gets stronger and stronger. And really the reason behind that is because of the people's names that are on this chart and the other people that we've seen in action at Mead and Westvaco. We have some very strong piece skilled people and their attitude and their chemistry on this thing is extremely good. And their job is to find the best organizational approach, the best processes to put in place, and the best providers of either products or services. And that could come from Mead, it can come from Westvaco, or it could come from completely new thinking. And we have made it very clear that tradition is not the basis of any decision here. The only basis of decision is value created by whatever we're going to put in place. People understand it, they believe it, and they're working that way. And with that I think I'm going to turn this back to John to give you just a quick overview of some of our early impressions and then we'll turn to your questions.

J. Luke: Jerry thanks very much. Just building on what Jerry is saying. I just can't underscore enough the positive attitude, which exists in both the Mead and Westvaco organizations. There is great enthusiasm about first and foremost creating this new enterprise. There's a real focus and understanding on an increasing basis at multiple levels in the organization about the power of this new enterprise and the true leadership positions, which can be either achieved or extended for the new company. But there is also very clear and compelling focus as these teams come together on achieving the $325 million in cash savings, recognizing that that is the equivalent of $1 per share of the combined company's stock. Our earnings and---was at that is a level that given the reality of the economy today and the opportunity to go that extra mile that we see a level $325 which can clearly be exceeded.

                       Since we announced this moving forward with great momentum and some---in each case pursuing plans that each company had separately underway. There is momentum. It reflects the kind of momentum that you clearly can expect to see following the completion of this transaction. Mead has closed a consumer and office products plant, announced the restructuring in fail of Gilbert and has made some other changes in its consumer and office products business.

                       Westvaco has announced the closure of our Tyrone, PA mill. We have engaged in market driven restructuring of some of our consumer packaging businesses and we have a number of other organizational reduction initiatives underway as well. But again, this is just the beginning of what you can expect to see from the combined business going forward. As we go forward and this relates back to a couple of comments I made just a moment ago, we clearly went into this recognizing the potential to become an under paralleled leader in the packaging markets. All of that, virtually everything, that certainly I and I think Jerry would agree, that he came into this with has just been enhanced. There have been no negative surprises it's all been on the upside in terms of potential.

                       We can really be a leader in packaging. We see substantial opportunity to leverage off both company's biases towards innovation. We see tremendous opportunity to leverage off the multi-substrate, the multi-material orientation and packaging that Westvaco has gotten into in response to customer needs and market requirements in recent years. I alluded earlier to the tremendous opportunities that we have both in terms of monetization as well productivity enhancement in the forest.

                       Jerry alluded to IT related savings in his review of the synergies but I would note that an area that has been very gratifying, still has to be quantified, is the fact that about 2/3 of the way through our pre-announcement discussions, Jerry and I both realized that we were implementing SAP systems. And there is a substantial opportunity given the disparity and timeline that both companies are operating on, Mead a little bit ahead. For us to save a substantial, to be quantified, amount substantial amount in that initiative and that will be additive to the $325.

                       And lastly, just closing the loop. The teams are very focused and very enthusiastic and committed to achieving more than they have been tasked with achieving. So that is it. We would be happy to address any and all questions that you have. Thank you.

J. Tatar:              Thank you John. Maybe if I might just a couple
                       comments. Those that are in the room that are here when you're on your way out; we have a pretty nice display of the range of things that this combined company can do in packaging. That's why we feel very good about using the words powerhouse in packaging. As you can see, the design characteristics back there that Westvaco has nurtured over the years and you can see the systems type of work that Mead has nurtured over the years. And the excitement about trying to bring those two skills together and go to customers with the best of both of those things is really palpable on the organization. And so we wish we could be getting started on this tomorrow but we're going to have to wait a little bit longer. But that display, I think, is very positive.

                       The other thing that occurred to me while John was talking a little bit was we're clearly in a challenging time right now from an economic perspective and certainly we think things are going to start getting better hopefully next year. And when you think about the fact that we're going to be bringing these companies together at kind of the same time we will hopefully by synchronized with that so we're looking forward to kind of getting a double tick in the next couple of years. One based on the old-fashioned way, we'll do it through structuring the cost and getting those synergies. And the other we'll hopefully have in some wind behind our back as far as the markets are concerned.

                       And then last thing I'll leave is John and I, we both had our board meetings last week, independent board meetings at this point in [inaudible]. But we were comparing notes after the meeting and let me I guess end with this from our comment perspective that both boards are extremely---continue to be extremely excited about--about this merger and about the potential and the opportunity. But the advice they gave both of us was very clear. Since you've got kind of once in a lifetime opportunity to take a company, take these two companies and create a cost structure and take advantage of these marketing opportunities that we're alluding to and really create a company that can make good returns, decent returns even in the worst of times, and then ride those things off as the markets get better. And we really do believe we have that potential from both the cost structure perspective and the market side of this. And [inaudible passage] but make sure that everybody else understands that potential.

J. Luke: Yes I would just way that there's great enthusiasm. As I said earlier on the teams, is they pursue these objectives, they recognize while there are a lot of dark clouds out there that the dark clouds do provide a back drop and indeed an imperative for making very, very disciplined and aggressive decisions as we shape this new enterprise. So that's what we're all---that's what we're all about. As Jerry said, we wish we could flip the switch and start tomorrow but there is a lot more integration work to be done and we will be ready at the time we close the transaction. Several have asked when we think that will be. We'll have a better feel next week when we get our comment on the S4 back from the SEC. But assuming that there are no unusually owner risk obstacles tossed up by the commission we certainly would hope to be in a---on a timeline that would enable us to complete the transaction before the end of the calendar year. So that we can start fresh on January 1.

J. Tatar:              Now we'll turn to your questions. I should note though,
                       that [unintelligible] We've got Karen Osar and Tim
                       McLevish behind us here on the stage.

J. Luke: And we also have Mark Pomerleau, We've got Roger Holmes and Kathy Weiss from Westvaco's IR staff, so we've got all kind of help here. The other thing, since this is being taped, we'll try to paraphrase your questions, which will be great because it'll help us with the questions in the way we could probably answer them. So but---who has the first question? Go ahead Mark Connelly.

Mark Connelly:         [inaudible passage - Is the paper business core to the
                       new company?]

J. Luke: I think you missed that, I think you missed the paper segment because we're thinking coated paper, we are now leadership position North America and specialty paper we're clearly in a leadership position in the niches that we have. So we view it as coated paper, we view it as packaging; we view it as consumer and office products, specialty under paper and specialty chemicals.

Mark Connelly:         [inaudible passage - reiterates question about whether
                       paper business is core]

J Tatar: You're talking about coated? No, I think what we said is we're going to focus on getting the integration done in the early part of this thing. That's where most of the benefits are, that's where most of the---or at least the good portion of the synergies are located. We're going to be creating the leader or close to the leader in the North America coated paper market. And we're going to have a wonderful new vantagepoint. So that's clearly where we're at and then as we've always said there are issues down the road about the global nature of that business. And we'll take a look at that and see how best to play that game down the road, but as we start this, we're---those four segments that we outlined there are the basic core business. John?

J. Luke: No, I think you've summarized that well. We may if our---this impressions we've given about the commitment to coated paper we should address those but I think clearly the high-end packaging market, the coated paper market with the North American focus given what we're creating, consumer and office products, nurturing, building, growing with Mead's very strong position. And then pursuing the path that I outlined earlier in specialty chemicals building on Westvaco's position is the direction of the new company.

J. Tatar:              OK.

Mark Connelly:         [inaudible passage: Can we assume you'll be
                       re-evaluating your position in paper?]

J. Tatar:              You're talking about coated papers?

Mark Connelly:         [Inaudible passage: Re-iterate question about
                       re-evaluating position in paper?]

J. Luke: Yes you can but let me also answer this way. Today we all are reminded for a lot of reasons that change is upon us in a tumultuous ways. And one of the things that we have learned and are determined to do differently than perhaps you could say these two companies have, and perhaps others in other industries have, is remain unalterably committed to any business that may not have a future. We are going to represent here businesses that maybe core today that two years, three years, five years, down the line do not generate the returns we believe our shareholders should aspire to achieve. We will revisit with determination. That is what we are committed to doing. But going out of the box we are absolutely committed to doing what is necessary to make the four core businesses we have identified be leaders and generate the returns that they should.

J. Tatar:              And I probably was mislead part is that I was trying to
                       outline in the first part of this where will our focus be and what will we be doing? And in coated paper that is the one segment here that requires a tremendous amount of energy to bring two already large businesses together and---because there is a tremendous amount of overlap and we've got to extract that value. And that's going to take some time and effort.

J. Luke: Yes and we see Mark to---at this stage of the game with the restructuring, the optimization, and the great profile we have the clear opportunity within 12 months, maybe 15 months, but targeted within 12 months, to be the lowest cost producer of the highest quality collection of products in North America.

Chip Dillon:           [Inaudible: Questions about synergies and about IT
                       systems]

J. Luke: Chip, is asking questions about the synergies and what's included and what's not included in IT in particular and he happened to be glancing at our CFO's up there. So since you were glancing that way I think we'll be very pleased to let them respond to that.

Karen Osar:            I'll do the synergy one and let you take the second
                       one. On the synergies, as we work through this the one area where we felt there was a synergy that we would include in the $325 are the benefits from closing our Tyrone facility. The reason for that is that the full benefit that can be realized won't be realized until we complete the integration with Mead. We have an opportunity in aligning with Mead to produce the same amount of product of coated paper without the two machines and the Tyrone facility and yet still reach all of our customers and serve them. We could not do that at Westvaco on a stand-alone basis. Tim?

Tim:                   With regard to the question on the ERP, you're right.
                       We are probably three years into a four-year program. Maybe a little bit short of that and had anticipated that in the next coming year that we would have kind of reached the cross over point where the benefits would start to exceed the amount of cost associated with implementation. Westvaco is a little bit behind us; they're probably a year behind Mead, so their cross over point probably is another year out.

                       And exactly as we integrate them certainly, there will be some shared learning across---from both directions but because we are a little bit ahead, we think that we can expedite and we can make it a more effective implementation so we can bring some benefits to that. But again, considering that they are a year---year back it'll probably---it will probably delay cross over point in the combined company. But we should be able towards the end of the year probably towards the early 2003 reach that cross over point.

Chip Dillon:           [inaudible passage - Question: Where does Westvaco
                       stand on its current cost savings program?]

Woman: We are fundamentally complete on previously announced cost reduction programs except for the full realization of the synergies from the Evadale acquisition. And we are mid-stream with major customers that we serve from Covington in a testing and review process, which is moving along very nicely. And so we're still moving into an environment whereas we'll get approval from these customers we can get some of the benefits from a lower cost fiber base and lower transportation costs in serving some of our key Covington customers from Evadale. So those are still---some of those are still ahead of us.

Chip Dillon:           [inaudible passage - Question: Are these included in
                       the $325 million synergies?]

J. Luke:               Yes, those are not included in the $325.

Karen Osar:            Exactly. I might just add on the systems environment
                       we're finding at least at this stage of integration the fact that we are both moving on to the same systems platform and all of our people in the financial and technology world are speaking the same language. It's really helping us on all the integration questions that relate to technology and financial reporting. So that's been a benefit as well.

J. Tatar:              It was a nice plus when John and I were talking about
                       this and we found out we were both in installing SAP.
                       It's a very nice plus in comparison to trying to install two different systems.

Peter Ruschmeier:      [inaudible passage - Question: How do you look at the
                       position of Consumer and Office Products in the portfolio of the new company and explain more on your position on how you will look at owning timberland in the new company?]

J. Tatar:              Let me---I'll deal with the question Consumer and
                       Office Products and maybe you can take the woodlands question. Let me get back to kind of where we started when we said what our aspirations of the company. And we basically start with the fundamental belief that we're trying to create a company that can make good strong returns on a sustainable basis under an umbrella of the merger of equals. And we selected that portfolio, those core businesses, the paper segment, the packaging setting, consumer and office products, and specialty because we firmly we believe they each have the characteristics that can do that over time.

                       And there certainly is a---was a set of value added tinge to this, there's certainly a strong customer marketing tinge to this, and our view is consumer and office products fits that quite well over time. And they sell consumer products; we're going to be working very hard with customers to show them how to package their consumer products, to promote them out in the market place.

                       And actually I'll tell you a little story because as you get to meet these people it's great. Some of you at Westvaco know a fellow by the name of Richard Block who's kind of been a leader in this consumer packaging area. And I had a chance to talk with him and he's a materials boss. I mean he's really good at this. And besides packaging he says by the way, he says, there's some great materials that you can use in your school supplies and I need to go talk to the president of your division over there. Because if you use this material it'll really be a particular positive thing for the kids and that type of thing. So I---again I think it's based on our vision of what we're trying to create but I do believe even between consumer and office products and some of these other businesses there's going to be some nice overlaps and synergies. John do you want to talk about woodlands with them?

J. Luke: Sure. Pete, I think the answer to the timberland question is one that is very much a work in progress. At Westvaco in the last few years, we have undertaken a very determined review to decide what is strategic and what is not strategic. And if we want to say how much is enough we certainly, given the financial opportunities that we've looked at, are stretching to say we ought to be able to get by with 75 percent maybe as little as two-thirds of what we pleasantly own. Given the productivity improvements we've been able to engender on our land. As we begin to work much more closely with Mead organization and that work actually has begun this week in the forestry integration teams have begun to engage in this process. We will have a much better fix on what is needed and what is not needed.

                       Ultimately, the question is going to determine---be determined by land productivity but that certainly is going to be added in the future. In the nearer term it is going to be able to be determined by the mix of financial vehicles that we can get comfortable with that would let us reduce land holdings even more. Frankly, one of the things that we have found at Westvaco certainly is that we have not been able to identify except in a few discreet cases, opportunities to monetize and still have long-term rights to pulp wood off the land. And we really don't want to for short-term gain, put our mills in harms way. So it's finding that balance.

                       We have, I would note, however been able at Evadale as you knew a structure a very long-term arrangement with Temple Inland so we have no land ownership in Texas. And we get the wood on a market price basis for a very long-term commitment. And we've been exploring in parts of the Appalachian Region with different investment groups opportunities where they would buy the land, take the high quality saw timber off the land and let us have residual rights to the pulp wood.

                       As we can structure creative arrangements like that and bring those together in tandem with productivity improvements we will look with determination on a continuing basis. But as we get into the first 12 months following closing we will be talking much more fully and descriptively about what we're seeing with the combined 3.5 million acre land base. And talk about that in the context of the other restructuring initiatives that we have.

J. Tatar:              If I could just add one thing, which is one of the neat
                       things is that as we've gotten into this, both of our companies have focused on forestry and productivity in this force. Westvaco has been a particularly strong in this. But as we do some cross-learning here, the faster we can grow the trees the less land we need.

J. Luke:               Right.

J. Tatar:              So we think that's going to be part of the equation.

J. Luke: Yes the bottom line is that we don't want to own any more trees than we have to. Jack?

Chad Brown:            [Inaudible passage - Question: Where do profits from
                       woodland operations show in the company financials?
                       Will woodlands be operated as a profit center?]

J. Luke: Well that's a matter for discussion at this stage of the game. I would note without in any way wanting to presuppose the outcome of the recommendations of the integration team know that at Westvaco we have had very, very satisfactory experience in managing our forest lands as a profit center. As opposed to having them be viewed as a cost center in a mill operation.

J. Tatar:              And at Mead historically we've had the operations
                       within the division so they would be the profits or the cost structures would show up within the different segments. So there'd be some of it in paper and some of it in the paperboard and packaging segment.

Chad Brown:            [Inaudible: Woodlands question re-iterated.]

J. Luke: So---and we have found that that profit oriented focus assures that the kind of things we're talking about here, are really examined as a business unit is evaluated. And it's not simply again, what Mead has done Westvaco did for a number of years. And it's been done successfully in many other companies. So there's no perfect or right way. Our experience would say that there is an inherent bias toward mill managers in every company in this industry to have a much more secure fiber supply than really needed.

J. Tatar:              Wow, Rich.

Rich Schneider:        [Inaudible - Question about Westvaco's Brazilian
                       operation.]

J. Luke: Let me start--- and could you, Jerry, repeat the questions, OK.

J. Tatar:              OK.  Asked about Brazil and John why don't you take it?

J. Luke: OK. I alluded to Brazil before, Rich ,and I'm glad you brought it back up. Brazil has been a wonderful base of operation for Westvaco over the years. It is a good business. It's been managed exceptionally well, we've been able to continually upgrade on the product mix from standard brown boxes to a much higher quality mix of yes, brown boxes, but display business and now we've enhanced that with a very attractive increasingly upscale carton of water packaging business. And Mead has a presence there as well in the beverage packaging market.

                       Brazil is, despite all the difficulties the country has encountered over time, the engine for growth in Latin America. The world is recognizing that Latin America has tremendous market growth potential and we are going to go into this combination with a view that Brazil and Rigesa, Westvaco's platform in Brazil, is going to be a wonderful platform from which to grow. Again, grow in higher end packaging markets bringing solutions to those markets as they grow. We see that as a powerful----.

J. Tatar:              Yes from what I've seen I agree with that 100 percent.
                       Again, we're talking about trying to make good returns over a sustainable periods of time. This certainly fits that, certainly fits our view of trying to upgrade packaging because it's nice to have a significant base in South America to work from. To go into places like
                       South America without any substantial base to work from is always tricky. With this as a base, we can do some other things down there too.

                       Now you're asking about I think maybe special charges and that type of thing as far as this is concerned. I'm going to turn this over to Tim and Karen. But a couple of things, I don't think---we're not ready yet to say what the working capital increment will be, how much we can reduce it. We know we're going to get some but the teams are working on it and I'm sure we don't want to prejudge that. So we'll have that in due course how much money that might be. And we're going to be taking a substantial charge when we do this but then I'll turn it over to the CFO's to add a little flavor.

Karen Osar:            Just on Tyrone. It's $65 million charge that we
                       discussed in a recent press release, relates really to a broad range of actions. John discussed from a rationalization of our consumer-packaging network and also some other things that we had in mind related to administrative charges in some of our divisions. So that's not all related to Tyrone.

                       In terms of restructuring charges themselves for new actions taken to achieve synergies, we have not yet come up with an estimate that we really would be comfortable communicating. Most of the restructuring charge should be related to headcount reductions that would come out of the overlapping businesses, the overlapping staff groups and within the coated paper segment where there'll be people overlap. With respect to those restructuring charges the vast majority on the Westvaco sides to the extent that it's Westvaco employees that are included would be non-cash because we have the ability because of our pension surplus to charge a good deal of the severance charges directly to our pension plan. So while the charge would go slow through the income statement it would be---not be funded out cash from operations but would be funded directly from the pension plan to a large degree. We're investigating - Tim is investigating - the feasibility of whether that can be done within Mead.

Tim McLevish:          Next in terms of working capital, Jerry's right. We
                       have not gotten down the road as far as we need to be able to publicly disclose the amount of working capital savings. But as you probably know in part because of the difficult economic times the difficult industry times, certainly the Mead side of it I think the Westvaco's sides in, but there---working capital is higher than we would like. Clearly within the coated paper segment as we bring those two businesses together there will be appreciable savings in inventories. And as we implement our ERP systems across the entirety of the system and get better sales and operations planning we would expect to have an appreciable and beneficial impact from inventory reduction there as well. But we are to the stage where we're prepared to quantify that.

J. Tatar:              OK.  Yes sir.

Man: [Inaudible comment - Question: will the amount of synergies realized depend on market conditions?]

J. Tatar:              OK. Let me try that. CFO's can correct me if I get this
                       wrong. But fundamentally the money we're talking about is a reduction of where we are today. There maybe a few---there maybe some minor exceptions to that but they are---as you recall they have three kinds of things. They are the elimination of duplication. So, if we have department A at Westvaco and department A at Mead and we're going to combine both and we're going to have a real cost reduction.

                       On the issue of purchasing leverage, one thing I'm sure of, one of us is paying a higher price and one of us is paying a lower price. There's a high profitability we can get the lower price. So and maybe get something from that so that is a real cash cost reduction. And on the issue of the optimization of coated paper business where there's this tremendous opportunity to bring that cost structure down, it is literally eliminating machines that we presently have in the system. And the cost associated with that. So those costs we presently have and the come right out of the system. Now there will be some of the things you're talking about like in ERP, we have plans to spend a certain amount of money and by coming together we'll be reducing those costs. But the major, major portion of this is cash cost that we both experience.

J. Luke: Yes and I would just supplement that by saying that we felt that when it isn't credibility important deliverability is key. And that's we have got a number that we're very comfortable with, hard cash, elimination of current cost. Clearly there will be added to things like DSAP, there'll be substantial synergy strategic synergies that come from very real, hard things like cross selling, and there'll be other opportunities through process and product development. So there's going to be substantial opportunity and we'll talk about those as we go forward. And we also believe there'll be more cash savings to add to the $325. But we want to really be sure that the folks who are going to tasked with getting this job done for us and those of you who are going to be keeping our report card, understand what it is we're doing and how we're going at it.

J. Tatar:              We're getting close to our allotted time, but we have
                       time for a couple more questions.

Mark Connelly:         [Inaudible passage - Questions: The strategic review of
                       the next 12 months?]

J. Luke: OK. The question is the restructuring or strategic review over the coming 12 months. And I think we, on this, there's been a lot of question as to what we really mean, so I'm glad you brought this up. We commit to undertake a review as early in that 12-month period as we can but certainly before the end of 12 months. Complete that review, talk with the investment community about the determination of that review, and we would hope and expect having conducted that review to have market conditions in place that would enable us to close, divest or other wise deal with businesses or portions of businesses that do not fit strategically.

                       Do we intend to have all of that completed, done, in the bank by the end of 12 months? That would be a wonderful goal to aspire to. But again, looking at the world around us right now, this transaction is not going to be dependent upon taking 50 cents on the dollar for assets that might otherwise get a little bit more of premium just so that we can reduce debt. We will pick our timing depending on market conditions if we have something that will be sold.

J. Tatar:              And if I might, let me just get back to the first
                       question you asked Mark. We're pretty clear about where we're going to be doing that analysis. We're going to be looking at the envelope business, we're going to be looking at the woodland's issue, and we're going to be looking at paper machines within the paper system. Not the paper segment but some of the paper machines within it. We'll be looking at some of our container board assets. So that's where those studies will be going on, the four core segments are set. Paper, which includes coated paper, specialty paper and carbonless paper, and then packaging, consumer and office products and specialty chemicals.

John Luke:             And let me take it one step further here, on paper
                       machines we don't anticipate selling paper machines.
                       Paper machines that will be addressed will be just as we've seen in Tyrone, taken out of commission. Chip?

Chip Dillon:           [Inaudible passage - Question: About cultural
                       differences between the two companies.]

John Luke:             Sure the question had to do with cultural differences,
                       principally in the - go to market and compensation areas and we can touch on others if you wish. I think we have really peeled back the layers here and it was pretty evident to Jerry and me as we talked before even contemplating bringing our people together and our boards really to a decision point on whether we wanted to do this. That the cultural issues were not so great that we would get all tangled up in those and not be able to do the things we've talked about today.

                       Mead sells directly to customers just as Westvaco does. The difference is Mead also has a merchant network that if I'm correct, Jerry, are 45 to 50 percent of your production.

J. Tatar:              About 50/50.

J. Luke: And frankly I think that we have gradually built upon our traditional dedication to direct sales through Evadale, which we acquired from Temple Inland to engage in a little bit of altered go to market strategy using merchants or a converters as well to get to small consumers, small users, small printers, paper board that we otherwise, couldn't efficiently reach. So there's an opportunity here I think for us to redefine the landscape and I don't view that as a cultural clash at all.

                       Westvaco has, over the last five or six years, worked very hard to your second question to alter the compensation system so that we do have variable compensation right down through the ranks and particularly right on down to the lowest level in the sales forces. The reason why you don't think we pay bonuses is we've set the targets pretty dog gone high because we wanted to alter and improve performance. So we---but we are doing that and we have found in looking at what Mead is doing that the schemes as it were that the two companies would have---would be quite compatible. I don't think there's anything that Mead is doing that is at all out of character with what is good practice and good practice that can be reconciled with Westvaco.

J. Tatar:              Yes, well I think one of the neat things is that
                       culturally, if it gets down to fundamental cultural issues, we're very much---the two companies are very much alike. Yes we have different processes for lots of things but that's actually a plus too, because our job on these integration teams is to pick the best one. And it isn't in normal acquisition there's one process that wins normally. In this case, we're going to pick the best one, the one that gets the best value, the best cost structure.

J. Luke: And that may not be an existing process. (Cross talking) I think this is one thing that we are really, again, using the power of this combination and the imperative of the transition in this industry and today's economic time to really ensure that we are stepping up and finding what is best practice in industry. Not just what is preferred or seems to be better at either Westvaco or Mead. And I really think that's why the chemistry is so good is that the groups are being challenged to find the best. Yes, it's not a matter of who's winning or who's losing it's really what we're creating. And culturally in both companies that's a leadership challenge for us to keep people focused on all of that. But once you get people focused on that bright star if it were out there that's where they're going. And that's really what we want to have.

Jerry Tatar:           Any last burning question? If not, I'll get Mark up
                       here to talk to you here about a little package of take home things. One thing you'll find in there is the latest copy of "Oprah". And I think it's kind of a neat thing because historically this is a relatively new magazine. Oprah herself selected the paper and she had the wisdom to pick Westvaco cover stock and Mead as far as the inner pages are concerned.

John Luke:             Talk about micromanagment!  [Laughter]

Jerry Tatar:           We thank you very much, both John and I do, for you
                       taking your time to be here. This is an exciting time for us and we want you to be comfortable with what we're doing. But let me turn it over to Mark unless you have something.

J. Luke: No, I would echo Jerry's vote of thanks to all of you for your continuing interest in this particularly as we move into the next phase and the next six-weeks or so towards bringing this to completion. That will no doubt prompt a whole series of additional questions and we and our teams will be readily available for any continuing questions you have. Thanks again. Mark?

M. Pomerleau:          Before you go on the way out you'll find a set of the
                       entire slides, including those used today. So pick that up on your way out. Also, Jerry and John mentioned product display in the back of the room and we have some product samples for you as parting gifts.




                           Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's website (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention:
John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco stockholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.